                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                         For the Month of November 2002

                                  ------------

                         (Commission File. No 0-20390).

                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

              1510 - 800 West Pender Street, Vancouver, BC V6C 2V6
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:           Form 20-F         40-F  X
                                                       -----        -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes:        No:  X
    -----      -----

                                                            1510-800 West Pender
[ID BIOMEDICAL LOGO]                                 Vancouver, British Columbia
                                                                 CANADA, V6C 2V6


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"
---------------

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release

              ID BIOMEDICAL ANNOUNCES FluINsure(TM) VACCINE RESULTS
                               PRESENTED AT ICAAC

VANCOUVER, BC - SEPTEMBER 30, 2002 - ID Biomedical announced today that Dr. Scott Halperin of the Clinical Trials Research Center at IWK Health Centre and Dalhousie University in Halifax, Nova Scotia, presented Phase I Clinical Trial results for the FluINsure(TM) flu vaccine at the 42nd Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) in San Diego, CA. The FluINsure flu vaccine is the Company's intranasally administered, non-living vaccine for the prevention of influenza.

The clinical trial demonstrated that FluINsure(TM), which is a trivalent product, was strongly immunogenic. Statistically-significant increases in both serum hemagglutination inhibiting (HAI) antibody and in virus-specific secretory IgA antibodies in the nose were shown for all three types of influenza viruses (A/H1N1, A/H3N2, and B) represented in the vaccine. Serum HAI antibody is an accepted correlate of immunity to influenza, and nasal secretory IgA antibody responses have received attention as an additional marker of disease resistance induced by live, attenuated nasal influenza vaccines. In addition, FluINsure was well-tolerated by healthy adults in this randomized, double-blinded, and placebo-controlled trial. Only mild and short-lived runny nose was associated with the active vaccine when compared to placebo. "Based on the results of this trial, the FluINsure flu vaccine appears to be quite competitive, in terms of both safety and immunogenicity, with other nasal flu vaccines," said
Dr. Halperin.

"These are very encouraging results," said Dr. Louis Fries, Vice President for Clinical and Regulatory Affairs. "Across all subjects who got active vaccine, the average increase in serum HAI antibody levels to all three viruses was 3.2-fold. However, if you consider those subjects who entered the study with levels of serum HAI antibody below the presumed protective level - those who needed protection - the average increase was 5.3-fold. Virus-specific nasal IgA responses, which are technically harder to measure, were also strong in both all subjects and in subjects without clear pre-existing immunity, averaging 2.3 to 2.6-fold. While the two-dose group did have larger antibody rises, we were pleased to see significant immune responses in every treatment group. Overall, we saw significant, potentially protective, serum and/or nasal antibody responses in 71, 87, and 90% of subjects who entered the study without evidence of existing immunity to the A/H1N1, A/H3N2, or B viruses, respectively."

The FluINsure flu vaccine is currently undergoing Phase II testing to further define an optimal dosing regimen. Results from the Phase II study are expected in Q4 2002. Subsequently, the Company plans to evaluate the vaccine in one or more challenge trials.

FluINsure is based on the Company's proprietary Proteosome(TM) vaccine delivery/adjuvant technology. The flu vaccine is created by combining Proteosome proteins with a purified preparation of influenza proteins that includes the hemagglutinin protein. Importantly, unlike some other nasal influenza vaccines in development, FluINsure contains no live viruses. Intranasal vaccines based on the Proteosome delivery system, and incorporating a variety of different antigens, have now been tested in over 360 people and have had a very encouraging safety profile.

ABOUT ID BIOMEDICAL

ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.
ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe(TM) Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.

ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further products and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE

PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

                                                            1510-800 West Pender
[ID BIOMEDICAL LOGO]                                 Vancouver, British Columbia
                                                                 CANADA, V6C 2V6


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"
---------------

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release

                   ID BIOMEDICAL ANNOUNCES POSITIVE RESULTS ON
                   VACCINE AGAINST BIOTERRORIST WARFARE AGENT

  - INTRANASAL VACCINE PROTECTS AGAINST LETHAL CHALLENGE WITH PLAGUE BACTERIA

VANCOUVER, BC - OCTOBER 10, 2002 - ID Biomedical announced today encouraging results from pre-clinical studies of its nasally delivered Proteosome(TM)-based Plague pneumonia vaccine. Mice immunized nasally with the Proteosome-based Plague vaccine developed high levels of antibodies in the blood, as well as in respiratory lavage fluids. These antibodies specifically recognized the major protective Plague antigen. Furthermore, this vaccine elicited a high degree of protection against death in animals challenged by exposure to an aerosol containing a large inoculum of lethal Plague bacteria.

Based on these results, ID Biomedical and the United States Army Medical Research and Materiel Command (USAMRMC) have extended their Cooperative Research and Development Agreement to continue further development of this promising vaccine candidate. Detailed results and final data are expected to be presented to the scientific community in 2003.

"These exciting results further evidence the paramount importance of nasally delivered Proteosome(TM)-based vaccines that have the ability to confer more complete protection by eliciting both a strong mucosal immune response on the surface of the respiratory tract and a strong systemic immune response in the blood stream," said George Lowell, M.D. COL US Army (ret.), ID Biomedical's Chief Scientific Officer. "This is critical when developing vaccines against bioterrorism agents like Plague bacteria, which attack humans by inhalation. Therefore, for optimal biodefense, nasal vaccines are most effective because they can prevent infections of the respiratory tract."

The Plague, also known as "the Black Death," is caused by Yersinia pestis bacteria. In past centuries, there have been over 150 recorded epidemics and pandemics of the Plague, including a pandemic that killed about one-third of the population of Europe and England. Plague pneumonia is highly contagious because large numbers of Plague bacteria can rapidly spread person-to-person through coughing and initial symptoms are similar to the flu. There is no licensed vaccine against the pneumonic form of Plague. The injected formalin-killed whole cell vaccine made many years ago does not protect against inhaled exposure to Plague bacteria and has been withdrawn from the market.

USAMRMC, located at Fort Detrick, Maryland, is the Army's medical materiel developer, with lead agency responsibility for medical research, product development, technology assessment and rapid prototyping, medical logistics management and health facility planning, and medical information management and technology. The USAMRMC's expertise in these critical areas helps establish and maintain the capabilities required by the Army to fight and win on the battlefield.

The USAMRMC operates six medical research laboratories and institutes in the United States. These laboratories make up the core science and technology (S&T) capability of the Command. The Command's in-house S&T capabilities are enhanced by a large extramural contract research program and numerous cooperative research and development (R&D) agreements with leading R&D organizations in the civilian sector.

ABOUT ID BIOMEDICAL

ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.
ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe(TM) Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.

ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further products and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.

THE INFORMATION CONTAINED IN THIS PRESS RELEASE DOES NOT NECESSARILY REFLECT THE POSITION OR THE POLICY OF THE GOVERNMENT AND NO OFFICIAL ENDORSEMENT SHOULD BE INFERRED.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH

AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE",
"ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS;
II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

                                                            1510-800 West Pender
[ID BIOMEDICAL LOGO]                                 Vancouver, British Columbia
                                                                 CANADA, V6C 2V6

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"
---------------

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release

         ID BIOMEDICAL ANNOUNCES APPROVAL FOR THE FluINsure(TM) VACCINE
                     CHALLENGE STUDY IN THE UNITED KINGDOM

          - POSITIVE RESULTS OBTAINED FROM PRECLINICAL CHALLENGE STUDY

VANCOUVER, BC - OCTOBER 15, 2002 - ID Biomedical announced today that it has received a favorable response from the Medicines Control Agency of the United Kingdom with regard to its application to conduct a Phase II human "challenge" study for the FluINsure(TM) vaccine, the Company's intranasally delivered trivalent influenza vaccine. A Clinical Trial Exemption (CTX) has been granted, effective as of 17 October 2002, that allows the Company to pursue its planned Phase II safety, immunogenicity, and challenge studies in London, England.
ID Biomedical expects the study to begin in December.

"This CTX is a very significant step in our clinical trial program for the FluINsure vaccine," said Louis Fries, M.D., ID Biomedical's Vice President of Clinical and Regulatory Affairs. "Although we have been very pleased with the serum and mucosal antibody responses generated in our human clinical trials to date, and it is further true that these type of responses have been known to correlate with protection against influenza, seeing what level of protection can be established by the FluINsure vaccine in a human challenge study will be very meaningful and important data."

Results of clinical trials completed thus far have shown that the FluINsure influenza vaccine stimulates a significant immune response in both the blood stream and on the mucosal surfaces of the respiratory tract. ID Biomedical is now pursuing challenge studies, in which immunized subjects in a quarantine facility are intentionally exposed to live influenza viruses to determine if immune responses to the FluINsure vaccine translate into protection against illness.

The Company also announced that a preclinical challenge study in the accepted animal model confirmed both the promise and safety of the FluINsure vaccine.

"We are very encouraged by the clinical immunogenicity data from the FluINsure program. In addition to those data, we have also been working to assess the protection that the FluINsure vaccine can afford against influenza in an animal challenge model." said Dr. Fries. "Ferrets are a very important model for the upcoming study because they develop respiratory disease very much like human influenza when exposed to the same viruses. Over the years, this model has been used to test a variety of influenza vaccines and antiviral drugs. Our preliminary findings are that, when exposed to live human influenza virus, FluINsure-immunized ferrets shed significantly less virus from their noses than animals that have received a placebo treatment; and a significant proportion of FluINsure-treated animals don't appear to be infected at all. Thus, the FluINsure vaccine may be able to prevent not just illness, but also infection and virus shedding - so it might actually interrupt transmission of the disease."

"It is important to note," continued Fries, "that even though this model is well-accepted, these are preclinical studies. Suffice to say that these results, in addition to the immunogenicity data developed to date, give us confidence in going forward to the human challenge study."

The FluINsure vaccine is based on the Company's proprietary Proteosome(TM) vaccine delivery/adjuvant technology. The flu vaccine is created by combining Proteosome proteins with a purified preparation of influenza proteins that includes the hemagglutinin protein. Importantly, unlike some other nasal influenza vaccines in development, the FluINsure vaccine contains no live viruses. Intranasal vaccines based on the Proteosome delivery system, and incorporating a variety of different antigens, have now been tested in over 360 people and have had a very encouraging safety profile.

ABOUT ID BIOMEDICAL

ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.
ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe(TM) Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.

ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further products and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

                                                            1510-800 West Pender
[ID BIOMEDICAL LOGO]                                 Vancouver, British Columbia
                                                                 CANADA, V6C 2V6

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"
---------------

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release

                  ID BIOMEDICAL APPOINTS INDUSTRY EXECUTIVE TO
                               BOARD OF DIRECTORS

VANCOUVER, BC - OCTOBER 24, 2002 - ID Biomedical announced today the appointment of Michel Greco to its Board of Directors. Mr. Greco has had a long career in the pharmaceutical and vaccine industry. In 1998, he was appointed President and COO, then Deputy CEO of Aventis Pasteur, a world-leading vaccine manufacturer. Michel Greco is currently a Supervisory Board member of Aventis Pasteur. He will retire from Aventis Pasteur at the end of the year.

Prior to his current position, from 1994 to 1998 Mr. Greco was President and Chief Executive Officer of Pasteur Merieux MSD, a European joint venture between Aventis Pasteur and Merck and Co.

Mr. Greco has also held a number of industry-wide responsibilities over the years, including President of the European Vaccine Manufacturers Group, Chairman of the Biological Committee of the International Federation of Pharmaceutical Manufacturers Associations, as well as a member of the World Health Organization
(WHO) Vaccines and Biologicals' Strategic Advisory Group of Experts.

Michel Greco holds an MBA from the Richard Ivey School of Business Administration University of Western Ontario.

Mr. Greco stated, "Since joining the vaccine industry in 1987, I have witnessed its transformation into one of the most dynamic sectors of the healthcare market. This has largely occurred through the introduction of proprietary, innovative vaccines, appropriately priced in view of their pharmaco-economic benefits. I am gratified, both personally and professionally, to join the Board of ID Biomedical. With its promising FluINsure and StreptAvax vaccines, IDB is well positioned to exploit its pipeline and I look forward to helping the Company achieve the full value of their lead programs."

"It is both a pleasure and a privilege to welcome such an accomplished and seasoned vaccine industry executive to our Board of Directors," said Anthony Holler, M.D., ID Biomedical's Chief Executive Officer. "Michel Greco comes from the business side of the vaccine industry and his experience in forming all types of alliance transactions will be valuable to ID Biomedical as we examine potential manufacturing and distribution partners and the timing and structure of these arrangements."

ABOUT ID BIOMEDICAL

ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.
ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe(TM) Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.

ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further products and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  ID Biomedical Corporation


                                  By: Anthony Holler
                                      ------------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: November 19, 2002